                                                      --------------------------
                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:      3235-0145
                                                      Expires: December 31, 2005
                                                      Estimated average burden
                                                      hours per response......11
                                                      --------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*

                                 NCO Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    628858102
              -----------------------------------------------------
                                 (CUSIP Number)



                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]   Rule 13d-1(b)

      [ ]   Rule 13d-1(c)

      [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

--------------------------------------------------------------------------------
CUSIP No.   628858102
--------------------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Michael J. Barrist

--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group            (a)  [ ]
           (See Instructions)                                          (b)  [ ]


--------------------------------------------------------------------------------
   3.      SEC Use Only


--------------------------------------------------------------------------------
   4.      Citizenship or Place of Organization

           United States

--------------------------------------------------------------------------------
                             5.     Sole Voting Power

                                    2,293,071 (see Item 4)
       Number Of
        Shares              ----------------------------------------------------
     Beneficially            6.     Shared Voting Power
       Owned By
         Each                       77,119 (see Item 4)
       Reporting
        Person              ----------------------------------------------------
         With:
                             7.     Sole Dispositive Power

                                    2,119,783 (see Item 4)

                            ----------------------------------------------------

                             8.     Shared Dispositive Power

                                    250,407 (see Item 4)

--------------------------------------------------------------------------------
   9.      Aggregate Amount Beneficially Owned by Each Reporting Person

           2,370,190 (see Item 4)
--------------------------------------------------------------------------------
   10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain
           Shares

           (See Instructions)       (see Item 4)   [X]
--------------------------------------------------------------------------------
   11.     Percent of Class Represented by Amount in Row (9)

           9% (see Item 4)
--------------------------------------------------------------------------------
   12.     Type of Reporting Person (See Instructions)

           IN
--------------------------------------------------------------------------------

Item 1.

         (a)      Name of Issuer

                  NCO Group, Inc. (the "Corporation")

         (b)      Address of Issuer's Principal Executive Offices

                  507 Prudential Road
                  Horsham, PA  19044

Item 2.

         (a)      Name of Person Filing

                  Michael J. Barrist

         (b)      Address of Principal Business Office or, if none, Residence

                  NCO Group, Inc.
                  507 Prudential Road
                  Horsham, PA  19044

         (c)      Citizenship

                  United States

         (d)      Title of Class of Securities

                  Common Stock, no par value

         (e)      CUSIP Number

                  628858102

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership.

         (a) Amount beneficially owned: 2,370,190(1, 2)

--------
(1) Includes 173,288 shares of Common Stock owned by Annette Barrist which Michael J. Barrist has the sole right to vote pursuant to an irrevocable proxy and for which he shares dispositive power with her (the "Proxy Shares"); 77,119 shares held in trusts for the benefit of members of Annette Barrist's or Michael Barrist's family for which Michael J. Barrist is a co-trustee (the "Trust Shares"); and 425,000 shares issuable upon the exercise of options which are exercisable within 60 days after February 6, 2004 (the "Vested Options"). Excludes 152,160 shares held in trust for the benefit of Michael J. Barrist's children, as to which Michael J. Barrist disclaims beneficial ownership. Annette Barrist is the mother of Michael J. Barrist.

         (b) Percent of class: 9%(3)

         (c) Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote 2,293,071(4)

                  (ii) Shared power to vote or to direct the vote 77,119(5)

                  (iii) Sole power to dispose or to direct the disposition of
                        2,119,783(6)

                  (iv) Shared power to dispose or to direct the disposition of
                       250,407(7)

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Annette Barrist has the sole power to dispose or direct the disposition of 173,288 shares, which Michael J. Barrist has the sole power to vote or direct the vote of pursuant to an irrevocable proxy (see Item 4).

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.



--------------------------------------------------------------------------------
(2) The Corporation is a party to an Agreement and Plan of Merger dated December 12, 2003 with NCO Portfolio Management, Inc. ("NCPM"). The Corporation currently owns approximately 63.3% of the outstanding common stock of NCPM. Subject to the satisfaction of conditions precedent in the merger agreement, NCPM will merge into a subsidiary of the Corporation and the stockholders of NCPM, other than the Corporation, will receive 0.36187 shares of the Corporation's common stock, subject to adjustment, in exchange for each share of the common stock of NCPM that they hold on the effective date of the merger. In addition, options to purchase the common stock of NCPM will be converted into options to purchase the common stock of the Corporation. Mr. Barrist beneficially owns 382,217 shares of NCPM common stock and holds options to purchase 150,000 shares of NCPM common stock. Upon completion of the merger and assuming no reduction in the merger exchange ratio, such stock and options would be converted into 138,312 shares of the Corporation's common stock and options to purchase 54,281 shares of the Corporation's common stock. The Corporation's common stock and options issuable pursuant to the merger are not reflected in the amounts set forth in Item 4.
(3) Based on 26,459,605 shares outstanding as of February 6, 2004 (including the Vested Options).
(4) Includes shares shown as beneficially owned in Item 4(a) (including the Vested Options), except the Trust Shares.
(5) Includes only the Trust Shares.
(6) Includes shares shown as beneficially owned in Item 4(a) (including the Vested Shares), except the Proxy Shares and the Trust Shares.
(7) Consists of the Proxy Shares and the Trust Shares.

Item 9. Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 13, 2004                         /s/ Michael J. Barrist
                                             -----------------------------------
                                                     Michael J. Barrist